

Mail Stop 4561

October 16, 2015

Jaime Ellertson
President and Chief Executive Officer
Everbridge, Inc.
25 Corporate Drive, Ste. 400
Burlington, MA 01803

>   **Re: Everbridge, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted October 5, 2015**
>   **CIK No. 0001437352**

Dear Mr. Ellertson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1.   We note from your response to prior comment 4 that you no longer believe it is appropriate to present the number of customers as a key metric, although you will continue to disclose the number of customers elsewhere in the filing. To the extent that you continue to include a discussion of your customer base, please revise to describe how such amounts were determined and clarify what impact, if any, acquisitions had on the change in your customer base. In this regard, we note your reference to customer base in the Prospectus Summary and in the Overview and Results of Operations discussions within MD&A.

2.   Please tell us the growth rate in your customer base for each period presented, including interim periods, and provide the calculations that support the impact of acquisitions on such growth. To the extent that the growth rate has decreased in recent periods, please explain further how you determined that this will not materially impact your results of operations and liquidity and how historical consistency influenced your analysis of current trends.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: C. Thomas Hopkins, Esq.
       Cooley LLP